Mountain Crest Acquisition Corp. IV
311 West 43rd Street, 12th Floor
New York, NY 10036

June 25, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Mountain Crest Acquisition Corp. IV (the “Company”)
Registration Statement on Form S-1
(File No. 333-256449) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on June 29, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Mountain Crest Acquisition Corp. IV

By:	/s/ Suying Liu
	Name:	Suying Liu
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer